NEWS RELEASE

BROOKFIELD REPORTS 45% INCREASE
IN FUNDS FROM OPERATIONS

NEW YORK, November 1, 2004 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced strong financial results for the third quarter ended September 30, 2004.

For the nine months ended September 30, 2004, Brookfield’s funds from operations increased by 45% to $2.30 per share from $1.59 per share during the same period in 2003. Funds from operations prior to lease termination income increased by 21% to $1.92 per share from $1.59 per share during the same period in 2003. Net income increased by 14% to $1.00 per share from $0.88 per share during the same period in 2003.

	Three Months Ended		Nine Months Ended
(Millions, except	Sept. 30		Sept. 30
per share amounts)	2004	2003	2004	2003
Funds from operations	$108	$91	$390	$267
- per share	$0.62	$0.55	$2.30	$1.59
Net income	$50	$50	$186	$153
- per share	$0.25	$0.29	$1.00	$0.88

For the three months ended September 30, 2004, Brookfield’s funds from operations increased by 13% to $0.62 per share from $0.55 per share during the same period in 2003. Net income of $50 million was consistent with the same period in 2003.

“With another quarter of solid financial results, Brookfield continues to execute its value-added strategy through the accretive deployment of capital into premier properties in high-growth markets,” said Ric Clark, President and CEO of Brookfield.

MAJOR INITIATIVES IN THE THIRD QUARTER OF 2004

•	Acquired Potomac Tower in the Washington, D.C. market from Deutsche Immobilien Fonds AG (DIFA) for $106 million. The 19-story office tower located on the Potomac River in Rosslyn, Virginia, offers unobstructed views of the Washington, D.C. skyline. It measures 238,000 rentable square feet of office space and has a 165,000 square foot eight-level parking garage. The building is 100% leased. During the past ten months, Brookfield has assembled a high-quality Washington, D.C. area portfolio comprising 1.5 million square feet which includes this asset, 701 Ninth St., N.W. and 1625 Eye St., N.W.

•	Financed 1625 Eye Street, N.W., Washington, D.C., with a $130 million, ten-year, 6.0% fixed rate mortgage. The financing is comprised of two-stage funding, with $74 million funded in September 2004, and additional proceeds of $56 million available upon future lease-up.

•	Acquired a $27 million, seven-year, 11.2% fixed rate mezzanine debt investment for the Bank of America Center, San Francisco’s premiere office property, which comprises the junior-most tier of a $750 million financing for the 1.78 million square foot tower.

•	Completed the issue of C$150 million Class AAA Series K preferred shares at a dividend rate of 5.2%. The proceeds were used for general corporate purposes including the repayment of existing floating rate preferred shares and debt.

•	Repurchased 1.1 million common shares year-to-date at an average price of $28.84 per share. In addition, the normal course issuer bid was renewed, permitting the company to acquire up to 7.8 million common shares during the period September 15, 2004 to September 14, 2005. Since the inception of the normal course issuer bid in 1999, 11.9 million shares have been repurchased at an average price of $19.27 per share.

OPERATING HIGHLIGHTS

The majority of Brookfield’s markets continue to improve, as evidenced by a modest increase in job growth statistics, particularly in financial and professional services sectors. The result has been an increase in leasing demand and a decrease in vacancy rates. At September 30, 2004, the company had an occupancy rate of 96.5% in its core markets of New York, Boston, Washington, D.C., Toronto and Calgary, and an occupancy rate of 93.9% across the portfolio. Operating highlights for the third quarter included:

•	Increased commercial property operating income by $17 million. During the third quarter of 2004, net operating income from commercial property operations was $168 million, compared with $151 million during the same period in 2003. This continued strong performance was driven by the company’s relatively low vacancy during the last two years and the addition to the current property portfolio of 300 Madison, 1625 Eye St., and 701 9th Street.

•	Leased approximately 800,000 square feet of space since the end of the second quarter of 2004, including:

Toronto

•	A 10-year lease renewal with Canadian Imperial Bank of Commerce for 331,000 square feet at Atrium on Bay;

Washington, D.C.

•	A new 10-year lease with the Federal Housing Finance Board for 70,000 square feet at 1625 Eye St., N.W., subsequent to the end of the third quarter, bringing the property occupancy rate up to 73%;

Calgary

•	A new six-year lease with Imperial Oil for 68,000 square feet at Fifth Avenue Place;

•	A 10-year renewal and expansion with management consulting firm Towers Perrin for 49,000 square feet at Petro-Canada Centre;

New York

•	A 16-year lease expansion with Cleary Gottlieb for 44,000 square feet at One Liberty Plaza;

•	A new 10-year lease with Computer Generated Solutions, a firm relocating from midtown Manhattan, for 40,000 square feet at Three World Financial Center, subsequent to the end of the third quarter; and

Boston

•	A five-year lease renewal with Citigroup Capital Markets for 41,000 sq. ft. at 53 State Street.

This brings Brookfield’s year-to-date leasing total to approximately 2.5 million square feet, representing approximately four times the amount of space contractually expiring.

•	Earned $11 million from residential land development operations, an increase of $4 million over the third quarter of 2003, as low interest rates and continued strong demand continue to fuel the North American housing market.

OUTLOOK

“In a recovering office market, Brookfield remains well-positioned for growth with our premier quality assets, significant liquidity and long-term lease profile. Sustained job growth is the key to the future and for the first time in four years, the momentum is moving in the right direction. Looking forward, we remain optimistic,” concluded Clark.

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Change in Accounting Policy

Historically, Brookfield’s accounting policy has been to record revenues in accordance with the actual payments received under the terms of the company’s leases, which typically increase over time, and to record depreciation on a sinking-fund basis. However, commencing January 1, 2004, accounting standards require both straight-line rent recognition and straight-line depreciation. This change resulted in additional revenue of $16 million and additional depreciation of $43 million before the effect of taxes for the nine months ended September 30, 2004 ($6 million of additional revenue and $15 million of additional depreciation for the three months ended September 30, 2004). A schedule reconciling FFO to a non straight-line rent basis can be found in the supplemental information package to allow for comparability with prior periods.

Dividend Declaration

The Board of Directors of Brookfield declared a quarterly common share dividend of $0.16 per share payable on December 31, 2004 to shareholders of record at the close of business on December 1, 2004. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA, Series F, G, H, I, J and K preferred shares were also declared payable on December 31, 2004 to shareholders of record at the close of business on December 15, 2004.

Conference Call

Brookfield’s third quarter investor conference call can be accessed by teleconference on November 1, 2004 at 11:00 a.m. E.T. at 877-461-2814 or at 416-695-9753. The call will be archived through December 1, 2004 and can be accessed by dialing toll free 888-509-0081 or 416-695-5275. The conference call can also be accessed by Webcast on the Brookfield Web site at www.brookfieldproperties.com.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield’s Supplemental Information Package on Brookfield’s Web site under the Investor Information/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Profile

Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

Contact

Melissa Coley, Vice President, Investor Relations and Communications, tel. (212) 417–7215, or via email at: mcoley@brookfieldproperties.com.

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF INCOME

	Three months ended		Nine months ended
	September 30		September 30
(US Millions, except per share amounts)	2004	2003	2004	2003
Total revenue	$345	$320	$1,052	$916

Net operating income
Commercial property operations
Operating income from properties	$168	$151	$513	$453
Lease termination income	—	—	60	—

Total commercial property operations	168	151	573	453

Development and residential operations	11	7	29	21
Interest and other	11	16	36	45

	190	174	638	519

Expenses
Interest	67	66	201	203
Administrative and development	10	11	31	33
Interests of others in properties	5	6	16	16

Income before non-cash items	108	91	390	267

Depreciation and amortization	36	20	105	58
Taxes and other non-cash items	22	21	99	56

Net income	$50	$50	$186	$153

Funds from operations per share — diluted
Prior to lease termination income	$0.62	$0.55	$1.92	$1.59
Lease termination income	—	—	0.38	—

	$0.62	$0.55	$2.30	$1.59

Net income per share — diluted
Prior to lease termination income	$0.25	$0.29	$0.78	$0.88
Lease termination income	—	—	0.22	—

	$0.25	$0.29	$1.00	$0.88

CONSOLIDATED BALANCE SHEET

(US Millions)	September 30, 2004	December 31, 2003
Assets
Commercial properties	$6,626	$6,297
Development properties	691	684
Receivables and other	691	717
Marketable securities	286	267
Cash and cash equivalents	96	132

	$8,390	$8,097

Liabilities
Commercial property debt	$4,524	$4,537
Accounts payable and other liabilities	551	545
Future income tax liability	106	18
Shareholders’ interests
Interests of others in properties	50	81
Preferred shares
Subsidiaries	425	415
Corporate	732	586
Common shares	2,002	1,915

	$8,390	$8,097